UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42294

Wellchange Holdings Company Limited

(Translation of registrant’s name into English)

Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street

Cheung Sha Wan, Kowloon, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Appointment of Ms. Fang Li Chieh as a Director

On September 5, 2025, the board of directors (“Board”) of Wellchange Holdings Company Limited (“Company”) appointed Ms. Fang Li Chieh (“Ms. Fang”) as a director of the Company. Ms. Fang is the founder and Chief Financial Officer of Fortune Pioneer International Co., Ltd., a Taiwan-based computer information supply and service company established in 2008, and the founder of Inspire Medical Corp., an international trading business for computer components and related products established in 2021. She completed the Banking and Finance Program at Chinese Culture University in 2020 and holds professional licenses and qualifications in the financial, insurance, real estate, and securities industries, including certifications as a life and property insurance agent, trust business personnel, securities broker/dealer representative, stock affairs specialist, senior securities broker/dealer representative, and bond trader/fixed income personnel. With more than a decade of entrepreneurial experience and broad professional qualifications, Ms. Fang brings significant expertise in corporate finance, capital markets, and business management to the Board.

Ms. Fang entered into a director offer letter with the Company on September 5, 2025, pursuant to which she will serve as a director until her successor is duly elected and qualified, subject to annual re-appointment by the Board. Under the director offer letter, Ms. Fang will receive annual compensation of US$36,000 for her services as a director of the Company. The director offer letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

Appointment of Mr. Shi Zhu as an Independent Director

On September 4, 2025, the Board appointed Mr. Shi Zhu (“Mr. Shi”) as an independent director of the Company. Mr. Shi Zhu is an experienced senior executive and former diplomat with over 15 years at China’s Ministry of Commerce, including service as Commercial Consul in New Zealand. He currently serves on the boards of several Hong Kong-listed companies, including Hualien International Holdings (independent non-executive director since 2017), Capital Realm Financial Holdings (independent non-executive director since 2021), Ocean Star Technology Group (non-executive director since 2024), and Pinestone Capital (Co-Chairman and non-executive director since 2025). He was formerly Chairman of Shenzhen Sanhong Asset Management and Director of BOCHK Wealth Achieve Fund Series SPC. Beyond corporate roles, he is Founder and Chairman of the China Culture Foundation (a Hong Kong charity), Chairman of the Hong Kong Economic Council, Co-Founder and Co-Chairman of the Hong Kong Blockchain Association, and actively engaged in academic, editorial, and youth entrepreneurship initiatives. Mr. Zhu holds bachelor’s degrees from the Communication University of China (1993) and Fuyang Normal University (1989). His expertise spans international trade and diplomacy, asset management, corporate governance, M&A, capital markets, and blockchain innovation.

Mr. Shi entered into a director offer letter with the Company on September 4, 2025, pursuant to which he will serve as an independent director until his successor is duly elected and qualified, subject to annual re-appointment by the Board. Under the director offer letter, Mr. Shi will receive annual compensation of US$20,000 for his services as an independent director of the Company. The director offer letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.2.

The Company’s board of directors continues to be composed of a majority of independent directors.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter between the Company and Ms. Fang Li Chieh
10.2	Director Offer Letter between the Company and Mr. Shi Zhu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: September 9, 2025	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

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